SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

Flamel Technologies S.A.
(Name of Issuer) Ordinary Shares
(Title of Class of Securities) 338488109
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 338488109	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 532,712 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 532,712 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,712 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 532,712 ordinary shares held by Deerfield Special Situations Fund, L.P.

SCHEDULE 13D
CUSIP No. 338488109	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 532,712
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 532,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 338488109	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 726,655 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 726,655 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,655 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 726,655 ordinary shares held by Deerfield Special Situations Fund International Limited.

SCHEDULE 13D
CUSIP No. 338488109	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 726,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 726,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 338488109	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,259,367 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,259,367 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,367 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.11%
14	TYPE OF REPORTING PERSON IN

(3)  Comprised of 532,712 ordinary shares held by Deerfield Special Situations Fund, L.P. and 726,655 ordinary shares held by Deerfield Special Situations Fund International Limited.

CUSIP No. 338488109

This Schedule 13D is filed by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (v) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), with respect to the securities of Flamel Technologies.

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, which are owned in the form of American Depositary Shares (the “Ordinary Shares”) of Flamel Technologies (the “Company”). The address of the Company's principal executive offices is Parc Club du Moulin à Vent, 33 avenue du Dr. Georges Levy, 69693 Vénissieux Cedex France.

Item 2.  Identity and Background.

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

(b)
The address of the principal business and/or principal office of Deerfield Capital, Deerfield Special Situations Fund, Deerfield Management and Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017.  The address of the principal business and/or principal office of Deerfield Special Situations International is c/o Citi Hedge Fund Services (B.V.I.) Ltd., Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, D8, British Virgin Islands.

(c)
Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, and  Deerfield Management is the investment manager of Deerfield Special Situations International.  Deerfield Special Situations Fund and Deerfield Special Situations International purchase, hold and sell securities and other investment products.  Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)
During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Deerfield Capital, Deerfield Special Situations Fund and Deerfield Management are each organized under the laws of Delaware.  Deerfield Special Situations International is organized under the laws of the British Virgin Islands.  Flynn is a citizen of the United States of America.

CUSIP No. 338488109

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 3.  Source and Amount of Funds or Other Consideration.

Deerfield Special Situations Fund utilized available cash assets in the aggregate amount of approximately $4,140,886.43 to acquire Ordinary Shares (which amount does not reflect an aggregate amount of approximately $61,096.56 received upon sales of Ordinary Shares). Deerfield Special Situations International utilized available cash assets in the aggregate amount of approximately $6,608,191.45 to acquire Ordinary Shares (which amount does not reflect an aggregate amount of approximately $521,322.91 received upon sales of Ordinary Shares). Cash funds for the purchase of the Ordinary Shares were derived from general working capital, and includes funds provided by investors in Deerfield Special Situations Fund and Deerfield Special Situations International, respectively.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired the securities reported herein for investment purposes. The Reporting Persons have no intention to directly exert control over the management or operations of the Company, or to pursue any plans or proposals, other than on a consensual and cooperative basis. The Reporting Persons intend to continue to evaluate their investment in the Company and may communicate with members of management on matters that the Reporting Persons deem relevant to their investment in the Company. In that regard, the Reporting Persons may develop plans or proposals for the Company relating to transactions designed to expand the Company's current platform, including potential transactions with affiliates of the Reporting Persons. Any such plan or proposal could also include the acquisition by the Reporting Persons of additional debt and/or equity securities or instruments of the Company. In addition, the Reporting Persons may also seek to acquire additional currently outstanding securities of the Company. To the extent it is deemed of value by the Company, any such plan or proposal referred to above and/or acquisition of additional securities could have the effect of facilitating a change in the management and/or present board of directors of the Company. In their capacities as equity holders in the Company, the Reporting Persons have no intention to directly influence any Board or management decisions relating to any such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

(a)

(1)	Reporting Persons

Number of shares:  1,259,367
Percentage of shares:  5.11%

CUSIP No. 338488109

(2)	Deerfield Capital

Number of shares:  532,712 (comprised of shares held by Deerfield Special Situations Fund)
Percentage of shares:  2.16%

(3)	Deerfield Special Situations Fund

Number of shares:  532,712
Percentage of shares:  2.16%

(4)	Deerfield Management

Number of shares:  726,655 (comprised of shares held by Deerfield Special Situations International)
Percentage of shares:  2.95%

(5)	Deerfield Special Situations International

Number of shares:  726,655
Percentage of shares:  2.95%

(6)	Flynn

Number of shares:	1,259,367 (comprised of shares held by Deerfield Special Situations Fund and Deerfield Special Situations International)
Percentage of shares:  5.11%

(b)

(1)	Deerfield Capital

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   532,712
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   532,712

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  532,712
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  532,712

(3)	Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  726,655
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  726,655

CUSIP No. 338488109

(4)	Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  726,655
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  726,655

(5)	Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,259,367
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,259,367

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(c)              During the 60 days prior to the date of filing of this Schedule 13D, the Reporting Persons effected the following transactions in the Ordinary Shares of the Company:

On October 5, 2011, Deerfield Special Situations Fund acquired from Deerfield Special Situations International 41,366 Ordinary Shares for a price of $4.27 per share.

(d)              Not applicable.

(e)              Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated as of December 5, 2011 by and among the Reporting Persons.*

Exhibit 99.2
Power of Attorney (incorporated by reference to Exhibit C to the Schedule 13G for Hi-Tech Pharmacal Co., Inc. filed with the Commission on July 13, 2010 by Deerfield Capital L.P.; Deerfield Partners, L.P.; Deerfield Management Company, L.P.; Deerfield International Limited; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International Limited; and James E. Flynn).

* Filed herewith.

CUSIP No. 338488109

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2011

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL, LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact

CUSIP No. 338488109

Schedule A

General Partner of Deerfield Capital, L.P.

The general partner of Deerfield Capital is J.E. Flynn Capital LLC.  The address of the principal business and/or principal office of Deerfield Capital and J.E. Flynn Capital LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Special Situations Fund, L.P.

The general partner of Deerfield Special Situations Fund is Deerfield Capital.  The address of the principal business and/or principal office of Deerfield Capital and Deerfield Special Situations LP is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC.  The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

Directors and Executive Officers of Deerfield Special Situations Fund International Limited

The directors and officers of Deerfield Special Situations International are Peter Young, James E. Flynn and Nicholas Lane.  Peter Young’s and Nicholas Lane’s principal business is as corporate directors.  James E. Flynn is the sole member of the general partner of Deerfield Capital and Deerfield Management.  The address of the principal business and/or principal office of Peter Young and Nicholas Lane is Deerfield Special Situations International, c/o Citi Hedge Fund Services (B.V.I.) Ltd., Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, D8, British Virgin Islands.  The address of the principal business and/or principal office of James E. Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017.